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Marita Makinen DIRECT LINE (212) 310-8239 marita.makinen@weil.com	July 10, 2009

BY EDGAR

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, DC 20549

Re:	L-1 Identity Solutions, Inc. Post-Effective Amendment No. 2 on Form S-3 to Registration Statement Form S-1 (Filed July 2, 2009, File No. 333-88497)

Post Effective Amendment No. 2 to Form S-3 (Filed July 2, 2009, File No. 333-121212)

Ladies and Gentlemen:

On behalf of our client, L-1 Identity Solutions, Inc., a Delaware corporation (the “Registrant”), set forth below are the Registrant’s responses to comments from the Staff’s letter of July 9, 2009. The Staff’s comments appear below in bold, and immediately below each of the comments is the Registrant’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.

We note that the post-effective amendments refer to registration form types on which you did not file. Specifically, it appears that the Registration Statement No. 333-88497 was filed on Form S-1 but you refer to Form S-3. Further, it appears that you changed to Form S-1 from Form S-3 for Registration Statement No. 333-121212. Please file amended post effective amendments to reflect the correct form type of each registration statement.

Response: With respect to Registration Statement No. 333-88497, which was originally filed by the Registrant on Form S-1, we note that the Registrant is currently eligible to file a Registration Statement on Form S-3. Accordingly, we believe the Registrant is

Weil, Gotshal & Manges LLP

U.S. Securities and Exchange Commission

July 10, 2009

eligible to change forms to Form S-3 for the purpose of deregistering any unsold shares, and further believe that a Form S-1 filing by the Registrant could cause unnecessary confusion for investors as to the Registrant’s current filer status.

With respect to Registration Statement No. 333-121212, we note that such Registration Statement was originally filed by the Registrant on Form S-3. On September 9, 2005, the Registrant filed a Post Effective Amendment No. 1 on Form S-1 to change the form type. However, such Post-Effective Amendment was never declared effective by the Staff, was not used for resales, and was abandoned to the best knowledge of the Registrant. Accordingly, we do not believe the form type for Registration Statement No. 333-121212 was effectively changed to Form S-1.

Registration Statement No. 333-121212

2.

We note that L-1 Identity Solutions seeks to deregister unsold shares. Please tell us whether any sales were made by means of the Registration Statement No. 333-121212 since the filing of Post-Effective Amendment No. 1 to that document on September 9, 2005.

Response: The Registrant informs the Staff that based on information provided to the Registrant, no sales were made by means of the Registration Statement No. 333-121212 since the filing of the Post-Effective Amendment No. 1 on September 9, 2005.

The Registrant respectfully requests that any Staff questions or comments regarding the responses above, or the above-referenced Post-Effective Amendments, be directed to the undersigned (at 212-310-8239 or Fax: 212-310-8007), as promptly as practicable.

Very truly yours,

/s/ Marita A. Makinen

Marita A. Makinen

Enclosures

cc:	Mark S. Molina, Esq.
Executive Vice President, Chief Legal Officer and Secretary
L-1 Identity Solutions, Inc.